UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2012

Commission File Number 001-35345

PACIFIC DRILLING S.A.

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐.

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐.

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

Report on Form 6-K for the quarter ended March 31, 2012

As used in this quarterly report, unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “US$” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and the unaudited consolidated condensed financial statements in this Report should be read in conjunction with the consolidated condensed financial statements and related notes and the Operating and Financial Review and Prospects contained in our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 27, 2012, or our 2011 Annual Report. We prepare our consolidated condensed financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended March 31,
	2012	2011
Revenues
Contract drilling	$117,394	$—

Costs and expenses
Contract drilling	(64,911)	—
General and administrative expenses	(12,440)	(10,513)
Depreciation expense	(22,642)	(140)

	(99,993)	(10,653)
Loss of hire insurance recovery	23,671	—

Operating income (loss)	41,072	(10,653)

Other income (expense)
Equity in earnings of Joint Venture	—	18,955
Interest income from Joint Venture	—	495
Interest expense	(19,280)	(305)
Other income	3,010	230

Income before income taxes	24,802	8,722
Income tax (expense) benefit	(6,457)	372

Net income	$18,345	$9,094

Earnings per common share, basic (Note 11)	$0.08	$0.06

Weighted average number of common shares, basic (Note 11)	216,900,000	150,000,000

Earnings per common share, diluted (Note 11)	$0.08	$0.06

Weighted average number of common shares, diluted (Note 11)	216,902,496	150,000,000

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(in thousands) (unaudited)

	Three Months Ended March 31,
	2012	2011
Net income	$18,345	$9,094
Other comprehensive income (loss):
Unrecognized gain on Joint Venture derivative instruments	—	720
Reclassification adjustment for loss on Joint Venture derivative instruments realized in net income	—	2,996

	—	3,716

Unrecognized loss on derivative instruments	(5,890)	(3,234)
Reclassification adjustment for loss on derivative instruments realized in net income	2,793	—

	(3,097)	(3,234)

Total other comprehensive (loss) income	(3,097)	482

Total comprehensive income	$15,248	$9,576

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	March 31,	December 31,
	2012	2011
	(unaudited)
Assets:
Cash and cash equivalents	$269,344	$107,278
Restricted cash	149,195	168,681
Accounts receivable	241,975	62,578
Materials and supplies	44,543	42,986
Deferred financing costs	16,605	15,124
Current portion of deferred mobilization costs	63,801	54,523
Prepaid expenses and other current assets	14,930	10,376

Total current assets	800,393	461,546

Property and equipment, net	3,509,933	3,436,010
Restricted cash	208,287	208,287
Deferred financing costs	32,922	32,386
Other assets	72,501	46,060

Total assets	$4,624,036	$4,184,289

Liabilities and shareholders’ equity:
Accounts payable	$26,044	$26,845
Accrued expenses	35,738	39,095
Current portion of long-term debt	218,750	218,750
Accrued interest payable	18,754	12,099
Derivative liabilities, current	21,549	20,466
Current portion of deferred revenue	86,866	28,829

Total current liabilities	407,701	346,084

Long-term debt, net of current maturities	1,756,250	1,456,250
Deferred revenue	126,918	73,110
Other long-term liabilities	42,923	34,772

Total long-term liabilities	1,926,091	1,564,132

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,900,000 shares outstanding as of March 31, 2012 and December 31, 2011, respectively	2,169	2,169
Additional paid-in capital	2,345,149	2,344,226
Accumulated other comprehensive loss	(63,381)	(60,284)
Retained earnings (accumulated deficit)	6,307	(12,038)

Total shareholders’ equity	2,290,244	2,274,073

Total liabilities and shareholders’ equity	$4,624,036	$4,184,289

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts) (unaudited)

					Accumulated	Retained
				Additional	other	earnings
	Common shares		Treasury	paid-in	comprehensive	(accumulated	Total
	Shares	Amount	Shares	capital	loss	deficit)	equity
Balance at December 31, 2011	216,900,000	$2,169	7,200,000	$2,344,226	$(60,284)	$(12,038)	$2,274,073
Share-based compensation	—	—	—	923	—	—	923
Other comprehensive loss	—	—	—	—	(3,097)	—	(3,097)
Net income	—	—	—	—	—	18,345	18,345

Balance at March 31, 2012	216,900,000	$2,169	7,200,000	$2,345,149	$(63,381)	$6,307	$2,290,244

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended March 31,
	2012	2011
Cash flow from operating activities:
Net income	$18,345	$9,094
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Interest income from Joint Venture	—	(495)
Depreciation expense	22,642	140
Equity in earnings of Joint Venture	—	(18,955)
Amortization of deferred revenue	(19,296)	—
Amortization of deferred mobilization costs	14,673	—
Amortization of deferred financing costs	2,861	—
Deferred income taxes	418	(431)
Share-based compensation expense	923	1,726
Changes in operating assets and liabilities:
Accounts receivable	(179,397)	522
Materials and supplies	(1,557)	(9,783)
Prepaid expenses and other assets	(57,364)	(8,456)
Accounts payable and accrued expenses	17,639	7,808
Deferred revenue	131,141	39,819

Net cash (used in) provided by operating activities	(48,972)	20,989

Cash flow from investing activities:
Capital expenditures	(102,115)	(205,522)
Decrease (increase) in restricted cash	19,486	(43,072)

Net cash used in investing activities	(82,629)	(248,594)

Cash flow from financing activities:
Proceeds from long-term debt	300,000	84,000
Deferred financing costs	(6,333)	(3,363)
Proceeds from related-party loan	—	142,205

Net cash provided by financing activities	293,667	222,842

Increase (decrease) in cash and cash equivalents	162,066	(4,763)
Cash and cash equivalents, beginning of period	107,278	40,307

Cash and cash equivalents, end of period	$269,344	$35,544

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling company committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers. As of March 31, 2012, our fleet consisted of seven ultra-deepwater drillships, of which three were operating under contract, one was mobilizing under contract, two were under construction and one was on order.

Pacific Drilling S.A. was formed on March 11, 2011, as a Luxembourg corporation under the form of a société anonyme to act as an indirect holding company for its predecessor, Pacific Drilling Limited (our “Predecessor”), a company organized under the laws of Liberia, and its subsidiaries in connection with a corporate reorganization completed on March 30, 2011, referred to as the “Restructuring.” In connection with the Restructuring, our Predecessor was contributed to a wholly owned subsidiary of the Company by a subsidiary of Quantum Pacific International Limited, a British Virgin Islands company and parent company of an investment holdings group (the “Quantum Pacific Group”). The Company did not engage in any business or other activities prior to the Restructuring except in connection with its formation and the Restructuring.

In 2007, our Predecessor entered into various agreements with Transocean Ltd. (“Transocean”) and its subsidiaries, which culminated in the formation of a joint venture company, Transocean Pacific Drilling Inc. (“TPDI” or the “Joint Venture”), which was owned 50% by our Predecessor and 50% by a subsidiary of Transocean. On March 30, 2011, in connection with the Restructuring, our Predecessor assigned its equity interest in TPDI to another subsidiary of the Quantum Pacific Group, which is referred to as the “TPDI Transfer,” to enable the Company to focus on the operation and marketing of the Company’s wholly-owned fleet. As a result, neither the Company nor any of its subsidiaries owned any interest in TPDI following March 30, 2011.

Note 2 — Significant Accounting Policies

Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2011.

Principles of Consolidation — The unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest. We apply the equity method of accounting for investments in entities when we have the ability to exercise significant influence over an entity that does not meet the variable entity criteria or meets the variable interest entity criteria, but for which we are not deemed to be the primary beneficiary. We eliminate all intercompany transactions and balances in consolidation.

The Restructuring was a business combination limited to entities that were all under the control of the Quantum Pacific Group and its affiliates, and, as such, the Restructuring was accounted for as a transaction between entities under common control. Accordingly, the unaudited condensed consolidated financial statements of Pacific Drilling S.A. are presented using the historical values of the Predecessor’s financial statements on a combined basis prior to the Restructuring. The financial statements for the three months ended March 31, 2011 present the results of the Company and its subsidiaries as if Pacific Drilling S.A. was formed and the Restructuring was completed on January 1, 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests.

Subsequent Events — We evaluate subsequent events through the date we issue our financial statements. See Note 14 – Subsequent Events.

Recently Issued Accounting Standards

Fair Value Measurements and Disclosures — In May 2011, the FASB issued an accounting standards update that changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments included in this update are intended to clarify the application of existing fair value measurement requirements. We adopted the accounting standards update effective January 1, 2012, with no material impact to our financial statements or notes to the consolidated financial statements.

Presentation of Comprehensive Income — In June and December 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates a previously permitted option to report other comprehensive income and its components in the statement of changes in equity. The guidance also originally required presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Except for the requirement to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements that has been deferred pending further deliberation by the FASB, this guidance is effective for fiscal years and interim periods beginning after December 15, 2011. We adopted the effective portions of the FASB accounting standards update on January 1, 2012, with no material impact on our financial statements or notes to the consolidated financial statements.

Balance Sheet Offsetting — In December 2011, the FASB issued an accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures of gross and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. The accounting standards update is effective for interim and annual periods beginning on or after January 1, 2013. We do not expect that our adoption of this update will have a material effect on our financial statements or notes to the consolidated financial statements.

Note 3 — Property and Equipment

Property and equipment consists of the following as of:

	March 31, 2012	December 31, 2011
	(In thousands)
Drillships and related equipment	$3,531,798	$3,435,665
Other property and equipment	12,818	12,441

Property and equipment, cost	3,544,616	3,448,106
Accumulated depreciation	(34,683)	(12,096)

Property and equipment, net	$3,509,933	$3,436,010

On March 15, 2011, we entered into two contracts with Samsung Heavy Industries (“SHI”) for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered to us at the shipyard in the second quarter and third quarter of 2013, respectively. On March 16, 2012, we entered into an additional contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship, which is expected to be delivered to us at the shipyard in the second quarter of 2014. The construction contract for the seventh drillship also includes an option, valid until June 15, 2012, for an eighth newbuild drillship on the same terms and conditions as those for the seventh drillship.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

The SHI contracts for the Pacific Khamsin, the Pacific Sharav and our seventh drillship provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of $150 million through March 31, 2012. We anticipate making payments of approximately $225 million during the remainder of 2012, approximately $797 million in 2013 and approximately $330 million in 2014.

During the three months ended March 31, 2012 and 2011, we capitalized interest costs of $10.1 million and $18.2 million, respectively, on assets under construction. During the three months ended March 31, 2012 and 2011, depreciation expense was $22.6 million and $0.1 million, respectively.

Note 4 — Investment In and Notes Receivable from Joint Venture

Our Predecessor owned a 50% interest in TPDI that was recorded in our unaudited condensed consolidated financial statements through the date of assignment to a subsidiary of the Quantum Pacific Group on March 30, 2011. The TPDI Joint Venture was formed with Transocean Offshore International Ventures Limited (“TOIVL”) to construct, own, and operate or charter two deepwater drillships, named the Dhirubai Deepwater KG1 (“KG1”) and Dhirubai Deepwater KG2 (“KG2”). Until the formation of the Joint Venture in 2007, both drillships under construction were owned by Pacific Drilling. KG1 started operating in July 2009 and KG2 started operating in March 2010.

We determined that the Joint Venture met the criteria of a variable interest entity (“VIE”) as TPDI’s equity investment at risk was not sufficient for the entity to finance its activities without additional subordinated financial support. We also determined that Transocean was the primary beneficiary for accounting purposes since Transocean a) had the power to direct the marketing and operating activities, which were the activities that most significantly impact TPDI’s economic performance and b) had the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. As a result, we accounted for TPDI as an equity method investment in our unaudited condensed consolidated financial statements.

At inception, the Joint Venture shareholders entered into promissory note agreements with TPDI to fund the formation of the Joint Venture. The promissory notes accrued interest at LIBOR plus 2% per annum with semi-annual interest payments.

The Joint Venture entered into interest rate swaps, which are designated as cash flow hedges of the future interest payments on variable rate borrowings under its bank credit facilities to reduce the variability of cash interest payments. Pacific Drilling recorded our 50% share on these interest rate swaps in our unaudited condensed consolidated financial statements.

In April 2010, Transocean and Pacific Drilling entered into a letter of credit fee agreement whereby Transocean agreed to provide a letter of credit as needed for purposes of TPDI’s compliance with the terms under TPDI’s bank credit facility. In return, Pacific Drilling agreed to pay Transocean our 50% share of a 4.2% per annum fee on the required letter of credit amount. During the three months ended March 31, 2012 and 2011, Pacific Drilling incurred $0 and $0.3 million, respectively, of fees related to this agreement that is recorded as interest expense in our unaudited condensed consolidated statement of operations.

On March 30, 2011, the Company assigned its interests in TPDI’s equity, notes receivable from Joint Venture and accrued interest on promissory notes from Joint Venture to a subsidiary of the Quantum Pacific Group. The TPDI interests have been assigned on March 31, 2011, which date was used for convenience after our conclusion that there were no material intervening transactions between March 30, 2011 and March 31, 2011. The assignment was recorded and presented as a dividend in-kind within our consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

Summarized TPDI consolidated balance sheet information as of March 31, 2011 is as follows:

March 31, 2011
(In thousands)
Balance sheet:
Current assets	$193,479
Property and equipment, net	1,421,215
Other assets	8,957

Total assets	$1,623,651

Current liabilities	$275,022
Long-term liabilities	1,216,010
Shareholders’ equity	132,619

Total liabilities and shareholders’ equity	$1,623,651

Summarized TPDI consolidated result of operations information for the three months ended March 31, 2011 is as follows:

For the three months ended March 31, 2011
(In thousands)
Income statement:
Operating revenues	$90,414
Operating expenses	35,492

Operating income	54,922
Interest expense, net	(13,958)
Other expense	(99)

Income before income taxes	40,865
Income tax expense	4,166

Net income	$36,699

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

Note 5 — Debt

A summary of debt is as follows:

	March 31, 2012	December 31, 2011
	(In thousands)
Due within one year:
Bora Term Loan	$50,000	$50,000
Mistral Term Loan	62,500	62,500
Scirocco Term Loan	43,750	43,750
Santa Ana Term Loan	62,500	62,500

Total current debt	218,750	218,750

Long-term debt:
Bora Term Loan	$350,000	$350,000
Mistral Term Loan	387,500	387,500
Scirocco Term Loan	331,250	331,250
Santa Ana Term Loan	387,500	387,500
8.25% Senior Unsecured Bonds, long-term debt	300,000	—

Total long-term debt	1,756,250	1,456,250

Total debt	$1,975,000	$1,675,000

Project Facilities Agreement

In September 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd. (collectively, the “Borrowers”), and Pacific Drilling Limited (as the “Guarantor,” and together with the Borrowers, the “Borrowing Group”) entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Original Project Facilities Agreement”). On March 31, 2011, in connection with the Restructuring, the Borrowing Group amended and restated the Original Project Facilities Agreement by entering into the Amended and Restated Project Facilities Agreement (the “Project Facilities Agreement”) and a Charter Waiver Request Letter (“Waiver Letter”).

The Project Facilities Agreement includes a Bora term loan, a Mistral term loan, a Scirocco term loan and a Santa Ana term loan (each, a “Term Loan” and, collectively, the “Term Loans” or the “Term Loan Facility”) with maximum aggregate amounts available of $1.8 billion. Each Term Loan consists of three tranches: one in favor of a syndicate of nine commercial banks (the “Commercial Tranche”), one in favor of the Ministry of Trade and Industry of the Norwegian government (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “GIEK Tranche”) and one in favor of The Export-Import Bank of Korea (the “KEXIM Tranche”), with maximum aggregate amounts available of $1.0 billion, $350 million and $450 million, respectively.

In November 2010, we borrowed $450 million under the Bora Term Loan. During 2011, we borrowed $450 million, $375 million and $450 million under the Mistral Term Loan, the Scirocco Term Loan and the Santa Ana Term Loan, respectively. Under the Scirocco Term Loan, $75 million of the aggregated amount available was cancelled, resulting in our collective final borrowings equaling $1.725 billion under the Project Facilities Agreement.

Borrowings under the Term Loans bear interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin. Prior to the effective date of the first drilling contract in respect of a Borrower’s drillship, the applicable margin under the relevant Term Loan is 4% per annum. Subsequent to the effective date of the first drilling contract in respect of such Borrower’s drillship and until 12 months after delivery of all four drillships, the applicable margin is 3.5% per annum. Subsequent to 12 months after the delivery of all four drillships, the applicable margin is based on the Borrowing Group’s historical debt service coverage ratio. If the ratio is not greater than 125%, the applicable margin is 3.5% per annum. If the ratio is greater than 125%, the applicable margin is 3% per annum. Interest is payable every three months.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

During the three months ended March 31, 2012 and 2011, we incurred $17.7 million and $12.0 million of interest expense on the Term Loans of which $7.1 million and $12.0 million was recorded to property and equipment as capitalized interest, respectively.

The Commercial Tranche under the Term Loan Facility matures on October 31, 2015 and the GIEK Tranche and the KEXIM Tranche each mature on October 31, 2019. Each Term Loan requires a residual debt payment of $200 million at maturity. The GIEK Tranche and the KEXIM Tranche each contain put options exercisable if GIEK and KEXIM do not receive timely refinancing for the Commercial Tranche or if the Commercial Tranche is not refinanced on terms acceptable to GIEK and KEXIM. If the GIEK and KEXIM Tranche put options are exercised, it would require full prepayment of the relevant GIEK and KEXIM Tranche proportion of all loans outstanding without any premium, penalty or fees of any kind on the maturity date of the Commercial Tranche.

Borrowings under the Commercial Tranche may be prepaid in whole or in part with a 1% penalty on the amount prepaid if such prepayment takes place within one year after the delivery of the fourth drillship and no penalty thereafter. Borrowings under the GIEK Tranche and the KEXIM Tranche may be prepaid in whole or in part with a 0.5% penalty.

The Bora Term Loan requires us to make ten amortization payments of $25.0 million every six months commencing in April 2011, with the residual debt payment of $200 million due in October 2015. The Mistral Term Loan, Scirocco Term Loan and Santa Ana Term Loan requires us to make eight amortization payments of $31.3 million, $21.9 million and $31.3 million, respectively, every six months commencing in April 2012, with the residual debt payment of $200 million each due in October 2015.

The indebtedness under the Project Facilities Agreement is guaranteed by the Guarantor. In conjunction with entering the Project Facilities Agreement and in relation to the Guarantor’s transfer of its TPDI investment, a subsidiary of the Quantum Pacific Group provided a guarantee to the lenders that any proceeds from the exercise of the put option relating to the equity interest in TPDI will be used to prepay or secure the Project Facilities Agreement (the “TPDI Put Option Guarantee”). On April 24, 2012, the TPDI Put Option Guarantee was terminated and the Quantum Pacific Group was released from its obligations thereunder. See Note 14 – Subsequent Events. The obligations of the Borrowers under the Term Loan Facility are joint and several. The Project Facilities Agreement is secured by several collateral components, which are usual and customary for facilities of this type, size and purpose. The security provided to the lenders is cross-collateralized across all Term Loans and comprises assignments of refund guarantees, shipbuilding contracts and insurances, a first preferred mortgage over each Borrower’s drillship and other types of collateral.

The Project Facilities Agreement requires compliance with certain affirmative and negative covenants that are customary for such financings. These include, but are not limited to, restrictions on (i) the ability of each of the Borrowers to pay dividends to its shareholder or to sell assets and (ii) the ability of the Borrowing Group to incur additional indebtedness or liens, make investments or transact with affiliates (except for certain specified exceptions). The Borrowers are restricted in their ability to transfer their net assets to the Guarantor whether in the form of dividends, loans or advances. As of March 31, 2012 and December 31, 2011, the Borrowing Group held $1.5 billion of restricted net assets.

The Guarantor (through the Borrowing Group) is also required to (i) enter into and maintain drilling contracts for each drillship (except as permitted by the Waiver Letter), (ii) maintain cash account balances reserved for debt service payments, (iii) maintain Guarantor liquidity and (iv) maintain contributed equity above certain levels and to meet a required level of collateral maintenance whereby the aggregate appraised collateral value must not be less than a certain percentage of the total outstanding balances and commitments under the Project Facilities Agreement.

The Project Facilities Agreement also requires compliance by the Guarantor with financial covenants including (i) a projected debt service coverage ratio of the Borrowing Group, (ii) a historical debt service coverage ratio of the Borrowing Group, (iii) a maximum leverage ratio of the Guarantor and (iv) minimum liquidity requirements of the

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

Guarantor. The Project Facilities Agreement requires that the Guarantor maintain (i) a projected (looking forward over the following twelve months) debt service coverage ratio of at least 1.1x through June 30, 2012 and 1.2x thereafter; (ii) a historical (looking back over the preceding twelve months) debt service coverage ratio of at least 1.1x through December 31, 2013 and 1.2x thereafter; (iii) a maximum leverage ratio of 65% and (iv) a minimum liquidity of $50 million after the delivery of all four drillships. We were in compliance with all covenants as of March 31, 2012.

Each Borrower is also required under the Project Facilities Agreement to hedge 75% of outstanding and available balances against floating interest rate exposure.

The Project Facilities Agreement contains events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Project Facilities Agreement are subject to acceleration.

8.25% Senior Unsecured Bonds

In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “Senior Unsecured Bonds”) to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23 and mature on February 23, 2015. The Quantum Pacific Group purchased $40 million of the Senior Unsecured Bonds issued.

The Senior Unsecured Bonds are general unsecured, senior obligations that rank: (i) senior in right of payment to all of the Company’s subordinated indebtedness, if any; (ii) pari passu in right of payment with any of the Company’s existing and future unsecured indebtedness that is not by its terms subordinated to the Senior Unsecured Bonds; (iii) effectively junior to the Company’s existing and future senior debt facilities (including the Project Facilities Agreement, the Temporary Import Bond Facilities (as defined below), any future customary senior secured debt facilities provided by banks and/or financial institutions and any future first priority senior secured bond financing obtained to finance our fleet, including any refinancing, amendments or replacements of the debt facilities).

The Company may acquire Senior Unsecured Bonds in the open market, or otherwise, at any time without restriction. Within 60 days after notification of a specified change in control event, each bondholder has the right to exercise an early repayment option at a price equal to 101% of par, plus accrued interest.

During the three months ended March 31, 2012 and 2011, we incurred $2.5 million and $0 in interest expense on the Senior Unsecured Bonds of which $1.1 million and $0 was recorded to property and equipment as capitalized interest, respectively.

The Senior Unsecured Bonds contain provisions that limit, with certain exceptions, the ability of the Company and our subsidiaries to (i) merge or demerge, (ii) dispose of assets, (iii) incur financial indebtedness and (iv) pay dividends exceeding 50% of consolidated net income for the preceding fiscal year, provided, however, that such restriction does not apply for dividend payments through December 31, 2012 up to $100 million if the Company has a minimum liquidity of $50 million immediately following such dividend. The bonds also require compliance with financial covenants including (i) a minimum equity ratio of 35%, (ii) a minimum liquidity of $25 million and (iii) a leverage restriction limiting the outstanding secured and unsecured borrowings on a consolidated basis (excluding Temporary Import Bond Facilities) to an average of $475 million per drillship. The Senior Unsecured Bonds contain events of default that are usual and customary for a financing of this type, size and purpose. Upon the occurrence of an event of default, borrowings under the Senior Unsecured Bonds are subject to acceleration. We were in compliance with all Senior Unsecured Bond covenants as of March 31, 2012.

Temporary Import Bond Facilities

As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a TI permit and put up a bond for the value of the import duties instead. On July 13, 2011, we entered into a temporary Standby Letter of Credit (“SBLC”) facility with Citibank, N.A. to support a Temporary Importation (“TI”) bond for the Pacific Bora as required in Nigeria (the “Bora TI Bond”). On December 6, 2011, we entered into separate temporary SBLC facilities with Citibank, N.A. and Standard Charter Bank to support a TI bond for the Pacific Scirocco as required in Nigeria (the “Scirocco TI Bond”).

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

Under the SBLC facility for the Pacific Bora, Citibank, N.A., as issuing bank, issued a Letter of Credit (“LC”) for the benefit of Citibank Nigeria denominated in the Nigerian currency, Naira, in the amount of approximately $99.8 million. This LC provides credit support for the Bora TI Bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

Under the temporary SBLC facilities for the Pacific Scirocco, Citibank, N.A. and Standard Charter Bank, as issuing banks, have each issued a LC for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria denominated in Naira in the collective amount of approximately $109.5 million. These LC’s provide credit support for the Scirocco TI Bond that were issued by Citibank Nigeria and Standard Charter Bank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

Our obligations under the temporary SBLC facilities for the Pacific Bora and the Pacific Scirocco were secured by a $50 million and $99 million cash deposit, respectively, which, as of March 31, 2012, was recorded as current restricted cash in our consolidated balance sheets. The temporary SBLC facilities and TI Bonds required the Company to pay fees calculated based on outstanding balances of the TI Bonds, each outstanding LC and the restricted cash deposit. During the three months ended March 31, 2012 and 2011, we incurred $0.7 million and $0, respectively, in interest expense on the temporary SBLC facilities and TI Bonds for the Pacific Bora and the Pacific Scirocco. On April 19, 2012, the temporary TI SBLC facilities for the Pacific Bora and the Pacific Scirocco were each replaced by a Letter of Credit Facility and Guaranty Agreement. See Note 14 – Subsequent Events.

Maturities of Long-Term Debt

For purposes of preparing our scheduled maturities of debt, borrowings under the GIEK Tranche and the KEXIM Tranche are presented assuming an exercise of the option by GIEK and KEXIM to accelerate the maturity date to October 31, 2015. Maturities of long-term debt for each of the five years ending after March 31, 2012 are as follows:

Twelve months ended March 31,	(In thousands)
2013	$218,750
2014	218,750
2015	518,750
2016	1,018,750
2017	—

Note 6 — Share-Based Compensation

On March 31, 2011, the Board approved the creation of the Pacific Drilling S.A. 2011 Omnibus Stock Incentive Plan (the “2011 Stock Plan”), which provides for issuance of common stock options, as well as share appreciation rights, restricted shares, restricted share units and other equity based or equity related awards to directors, officers, employees and consultants. The Board also resolved that 7.2 million common shares of Pacific Drilling S.A. be reserved and authorized for issuance pursuant to the terms of the 2011 Stock Plan. During the three months ended March 31, 2012 and 2011, compensation expense recognized related to share-based arrangement grants totaled $0.9 million and $1.7 million, respectively, and is recorded in general and administrative expenses in our consolidated statements of operations.

Stock Options

On March 31, 2012, the Company granted 1,294,840 common stock options to certain members of our Board of Directors, executives and employees pursuant to the 2011 Stock Plan. The 2012 option grants vest 25% annually over four years. The 2012 option grants were issued at an exercise price of $10.12 and have a 10-year contractual term.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model utilizing the assumptions noted in the table below. Given the insufficient historical data available regarding the volatility of the Company’s traded share price, expected volatility of the Company’s share price does not provide a reasonable basis for estimating volatility. Instead, the expected volatility utilized in our Black-Scholes valuation model is based on implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group. Additionally, given the lack of historical data available, the expected terms of the options is calculated using the simplified method because the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

The fair value of the 2012 stock option grants as of March 31, 2012, the date of grant, was calculated using the following assumptions:

2012 stock options
Expected volatility	48.5%
Expected term (in years)	6.25
Expected dividends	—
Risk-free interest rate	1.40%

A summary of option activity under the 2011 Stock Plan as of and for the three months ended March 31, 2012 is as follows:

	Number of shares under option	Weighted- average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding — January 1, 2012	2,788,596	$10.00
Granted	1,294,840	10.12
Exercised	—	—
Cancelled	—	—
Forfeited or expired	—	—

Outstanding — March 31, 2012	4,083,436	$10.04	8.8	335
Exercisable — March 31, 2012	1,168,486	$10.00	8.0	140

The weighted-average grant-date fair value of options granted during the three months ended March 31, 2012 was $4.85. As of March 31, 2012, total compensation costs related to nonvested option awards not yet recognized is $14.5 million and is expected to be recognized over a weighted average period of 3.2 years.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

Restricted Stock Units

On March 31, 2012, the Company granted 297,180 restricted stock units to certain members of our Board of Directors, executives and employees pursuant to the 2011 Stock Plan. These restricted stock units will be settled in shares of our stock and will vest over a period of four years.

	Number of restricted stock units	Weighted- average grant- date fair value (per share)
Nonvested — January 1, 2012	12,000	$8.54
Granted	297,180	10.12
Vested	—	—
Forfeited	—	—

Nonvested — March 31, 2012	309,180	$10.06

As of March 31, 2012, total compensation costs related to nonvested restricted stock units not yet recognized is $3.1 million and is expected to be recognized over a weighted average period of 4 years.

Note 7 — Derivatives

Pacific Drilling is currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

During the first and second quarter of 2011, we entered into interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the Project Facilities Agreement. We designated the interest rate swaps as a cash flow hedges for accounting purposes. The interest rate swaps pay a fixed rate of interest and receive LIBOR. The fixed interest rate swap rates are 1.83%, 1.87%, 1.6% and 2.39% under the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. As of March 31, 2012 and December 31, 2011, the notional amount hedges 100%, 95%, 83% and 100% of the total outstanding borrowings under the Bora Term Loan, Scirocco Term Loan, Mistral Term Loan and Santa Ana Term Loan, respectively. The interest rate swaps expire on October 31, 2015.

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of March 31, 2012 and December 31, 2011:

Derivatives designated as hedging instruments	Derivative liabilities Balance sheet location	March 31, 2012	December 31, 2011
		(In thousands)
Short-term – Interest rate swaps	Derivative liabilities, current	$21,549	$20,466
Long-term – Interest rate swaps	Other long-term liabilities	$29,453	$30,769

Total		$51,002	$51,235

As of March 31, 2012, the estimated amount of net losses associated with derivative instruments that would be reclassified to earnings during the next twelve months is $20.0 million.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

The following table summarizes the cash flow hedge gains and losses for the three months ended March 31, 2012 and 2011:

Derivatives in cash flow hedging relationships	Amount of loss recognized in equity for the three months ended March 31,		Amount of loss reclassified from accumulated OCI into income for the three months ended March 31,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the three months ended March 31,
	2012	2011	2012	2011	2012	2011
	(In thousands)
Interest rate swaps	$(3,097)	$—	$2,793	$—	$—	$—

For the three months ended March 31, 2012 and 2011, there have been no ineffective amounts recognized in income resulting from our hedge effective measurements. There were no undesignated hedging derivative instruments as of March 31, 2012 and December 31, 2011 nor for the three months ended March 31, 2012 and 2011.

Note 8 — Fair Value Measurements

We have estimated fair value by using appropriate valuation methodologies and information available to management as of March 31, 2012 and December 31, 2011. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. Additionally, the estimated fair value of current and noncurrent restricted cash approximates its carrying value as it consists of cash and cash equivalent balances. The estimated fair value of our Project Facilities Agreement debt approximates carrying value because the variable rates approximate current market rates. The estimated fair value of our Senior Unsecured Bonds approximates carrying value as of March 31, 2012. We estimate the fair values of our variable-rate and fixed-rate debts using significant other observable inputs, which represent Level 2 fair value measurements.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	March 31, 2012
	Carrying value	Fair value measurements using
		Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$51,002	—	51,002	—

	December 31, 2011
	Carrying value	Fair value measurements using
		Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$51,235	—	51,235	—

We use an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates. The

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

determination of the fair values above incorporates various factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities. The Company has not elected to offset the fair value amounts recognized for multiple derivative instruments executed with the same counterparty, but report them gross on its consolidated balance sheets.

Refer to Note 7 for further discussion of the Company’s use of derivative instruments and their fair values.

Note 9—Commitments and Contingencies

Commitments—As of March 31, 2012 and 2011, Pacific Drilling had no material commitments other than commitments related to deepwater drillship construction purchase commitments discussed in Note 3.

Contingencies—The Company may be the subject of certain claims and lawsuits occurring in the normal course of business. No pending or known threatened claims, actions or proceedings against us are expected to have a material adverse effect on our consolidated financial position, results of operations and cash flows.

As part of our hull and machinery policy, we maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure resulting in a downtime event and extends for 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the $23.7 million of loss of hire insurance recovery recognized for the three months ended March 31, 2012.

Note 10 — Related-Party Transactions

Prior to the Restructuring, we received fundings in the form of a related-party loan from Winter Finance Limited, a subsidiary of the Quantum Pacific Group. During the three months ended March 31, 2011, we borrowed $142.2 million under the related-party loan. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of Pacific Drilling Limited.

Prior to the TPDI Transfer, the Company entered into promissory note agreements with TPDI and Transocean to fund TPDI. The promissory notes accrued interest at LIBOR plus 2% per annum. As of March 31, 2012 and 2011, promissory notes to the Joint Venture and the accrued interest receivable on these promissory notes were $0. During the three months ended March 31, 2012 and 2011, the Company recorded related-party interest income from the Joint Venture of $0 and $0.5 million on the promissory notes, respectively.

On March 30, 2011, we transferred our equity interest in TPDI, including promissory notes, to a subsidiary of the Quantum Pacific Group. We did not receive any consideration for the transfer. In connection with the TPDI Transfer, we entered into a management agreement pursuant to which we provide day-to-day oversight and management services with respect to the Quantum Pacific Group’s equity interest in TPDI for a fee of $4,000 per drillship per day, or $8,000 per day. Unless terminated earlier in accordance with its terms, the management agreement will remain in full force and effect in perpetuity. During the three months ended March 31, 2012 and 2011, management fee income of $0.7 million and $0 million, respectively, was recorded in other income within our consolidated statements of operations.

The joint venture agreements relating to TPDI provide Quantum Pacific Group with a put option that allows it to exchange its 50% interest in TPDI for shares of Transocean Ltd. or cash at a purchase price based on an appraisal of the fair value of the two vessels owned by TPDI, subject to various customary adjustments. In conjunction with the TPDI Transfer and a related amendment to the Original Project Facilities Agreement, a subsidiary of the Quantum Pacific Group provided the TPDI Put Option Guarantee. In consideration for the TPDI Put Option Guarantee, we agreed to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement. During the three months ended March 31, 2012 and 2011, guarantee fees of $1.1 million and $0 million were incurred of which $0.4 million and $0 million were recorded to property and equipment as capitalized interest costs, respectively. As of March 31, 2012 and December 31, 2011, $1.1 million and $0.8 million due to Quantum Pacific Group is included in accrued interest payable, respectively. On April 24, 2012, the TPDI Put Option Guarantee was terminated and both the Company and the Quantum Pacific Group were released from their obligations thereunder. See Note 14 – Subsequent Events.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

We have marketing and logistic services agreements with Derotech, a Company which may be considered an affiliate. During the three months ended March 31, 2012 and 2011, we incurred fees of $1.0 million and $0.2 million under the marketing and logistic services agreements, respectively.

In connection with the Pacific Bora and the Pacific Santa Ana contracts with Chevron, the Quantum Pacific Group has guaranteed, subject to certain excuses from guarantee, prompt and proper performance by us of all obligations under the drilling contract. The Quantum Pacific Group guarantee to Chevron includes any payments due to Chevron, indemnification with respect to certain intellectual property, satisfaction of any patent infringement judgment and a provision to substitute a drilling unit if one is available on substantially similar terms and the Pacific Bora or the Pacific Santa Ana is rendered unavailable.

In February 2012, the Quantum Pacific Group purchased $40 million of the Senior Unsecured Bonds issued as part of our 2012 Bond Offering. See Note 5 for a description of the Senior Unsecured Bonds.

Note 11 — Earnings per Share

In computing earnings per common share, the reported share and per share amounts has been retrospectively restated to reflect the Restructuring that occurred on March 30, 2011 for the three month period ended March 31, 2011. The following reflects the income and the share data used in the basic and diluted earnings per share computations:

	Three months ended March 31,
	2012	2011
	(in thousands, except share data)
Numerator:
Net income, basic and diluted	$18,345	$9,094

Denominator:
Weighted average number of common shares outstanding, basic	216,900,000	150,000,000
Effect of share-based compensation awards	2,496	—

Weighted average number of common shares outstanding, diluted	216,902,496	150,000,000

Earnings per Share:
Basic	$0.08	$0.06
Diluted	$0.08	$0.06

For the three months ended March 31, 2012 and 2011, the computation of diluted earnings per common share excludes shares of potentially dilutive common shares related to stock options and restricted stock units since the effect would have been anti-dilutive.

Note 12 — Supplemental Cash Flow Information

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable and accrued expenses in our consolidated balance sheets as of March 31, 2012 and 2011. During the three months ended March 31, 2012 and 2011, capital expenditures includes the decrease in accrued capital expenditures of $10.3 million and the increase of accrued capital expenditures of $2.5 million in our consolidated statements of cash flows, respectively.

During the three months ended March 31, 2012 and 2011, unpaid interest expense and non-cash amortization of deferred financing costs totaling $2.7 million and $6.3 million, respectively, were capitalized to property and equipment. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the three months ended March 31, 2012 and 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) – (Continued)

Note 13 — Liquidity

The Company’s liquidity requirements relate to ongoing significant funding investments in the newbuild ultra-deepwater drillships, servicing debt, funding working capital requirements and maintaining adequate cash reserves to mitigate the effects of fluctuations in operating cash flows.

As of March 31, 2012, the Company has taken delivery of four of its ultra-deepwater drillships. For each of those four ultra-deepwater drillships, the Company has secured drilling contracts. Additionally, the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana commenced drilling operations on August 26, 2011, December 31, 2011, February 6, 2012 and May 4, 2012.

Primary sources of funds for the Company’s short-term liquidity needs will be cash flow from operations and available cash balances. The Company’s liquidity needs fluctuate depending on a number of factors, including, among others, demand for services, dayrates received and operating costs.

The Company believes that our cash on hand and cash flows from operations will provide sufficient liquidity over the next twelve months to fund the Company’s working capital needs, debt repayments and anticipated capital expenditures, including progress payments for the Company’s ultra-deepwater drillship construction projects.

The Company’s ability to meet long-term liquidity requirements will depend in large part on our future performance that is subject to many factors beyond our control, as well as our ability to secure additional financing for our ultra-deepwater construction projects, which is uncommitted at this time.

Note 14 — Subsequent Events

On April 19, 2012, the temporary TI SBLC facilities for the Pacific Bora and the Pacific Scirocco were each replaced by a Letter of Credit Facility and Guaranty Agreement. Under the Bora Letter of Credit Facility and Guaranty Agreement (the “Bora LC Facility”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued a LC for the benefit of Citibank Nigeria in the amount of 14,884,342,426 Naira or approximately $94.5 million as of April 19, 2012. This LC provides credit support for the Bora TI Bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

Under the Scirocco Letter of Credit Facility and Guaranty Agreement (the “Scirocco LC Facility”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued LC’s for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria in the collective amount of 17,280,837,923 Naira or approximately $109.7 million as of April 19, 2012. These LC’s provide credit support for the TI bonds that were issued by Citibank Nigeria and Standard Charter Bank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

Each of the Bora LC Facility and Scirocco LC Facility will expire after a one-year period and will be renewable for additional one-year terms based on the initial contract term of each vessel. In connection with the placement of the Bora LC Facility and the Scirocco LC Facility, our restricted cash deposit obligations were lowered from $50 million and $99 million under the temporary TI SBLC facilities to $10.7 million and $12.3 million, respectively, resulting in a release of approximately $126 million of cash collateral. The restricted cash balance required is subject to fluctuations in the US$ to Naira currency exchange rates. In addition to customary fronting fees, the Company is required to pay fees, which are primarily based on 2.5% of the U.S. dollar equivalent of outstanding balances of the Bora LC Facility and Scirocco LC Facility.

On April 24, 2012, the Quantum Pacific Group TPDI Put Option Guarantee was terminated and the Quantum Pacific Group was released from its obligations thereunder. In connection with the termination and release of the TPDI Put Option Guarantee, we were released from our obligation to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement and the related agreement was also terminated.

Unaudited Pro Forma Condensed Consolidated Financial Statement

The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2011 has been derived from our unaudited historical condensed consolidated financial statements of Pacific Drilling S.A. included elsewhere in this quarterly report, as if the Company’s equity interest in TPDI was assigned to a subsidiary of the Quantum Pacific Group as of January 1, 2011.

The pro forma adjustments are based on available information and include assumptions that we believe are reasonable, which are described in the accompanying notes.

These unaudited pro forma condensed consolidated financial statement is not necessarily indicative of the operating results that would have been achieved had the assignment of TPDI been completed as of the date indicated or of the operating results that may be obtained in the future. This unaudited pro forma condensed consolidated financial statement and the accompanying notes should be read together with our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2011.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

(in thousands, except share and per share amounts)

Three Months Ended March 31, 2011

	As Reported	Pro Forma Adjustments		Pro Forma
Revenues
Contract drilling	$—	—		$—

Costs and expenses
Contract drilling	—	—		—
General and administrative expenses	(10,513)	—		(10,513)
Depreciation expense	(140)	—		(140)

	(10,653)	—		(10,653)
Loss of hire insurance recovery	—	—		—

Operating loss	(10,653)	—		(10,653)

Other income (expense)
Equity in earnings of Joint Venture	18,955	(18,955	)(a)	—
Interest income from Joint Venture	495	(495	)(b)	—
Interest expense	(305)	305	(c)	—
Other income	230	—		230

Income (loss) before income taxes	8,722	(19,145)		(10,423)
Income tax benefit	372	—		372

Net income (loss)	$9,094	$(19,145)		$(10,051)

Earnings (loss) per common share, basic and diluted	$0.06	$(0.13)		$(0.07)

Weighted average number of common shares, basic and diluted	150,000,000	150,000,000		150,000,000

See accompanying notes to the unaudited pro forma condensed consolidated financial statement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statement

(a)	Reflects the pro forma elimination of our equity method share of earnings from Joint Venture.
(b)	Reflects the pro forma elimination of interest income on notes receivable from Joint Venture.
(c)	Reflects the pro forma elimination of interest expense incurred on a letter of credit agreement with Transocean directly related to the Joint Venture.

Item 2 — Operating and Financial Review and Prospects

Overview

We are an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drillships. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our customers.

Following completion of construction, our fully-deployed fleet will consist of seven newly constructed sixth generation ultra-deepwater drillships, representing one of the youngest and most technologically advanced fleets in the world. As of May 24, 2012, four of our drillships were operating under contract, two were under construction and one was on order.

Significant Developments

New Contract Awards, Commencements and Extensions

On February 6, 2012, the Pacific Mistral entered service in Brazil under a three-year contract with Petrobras.

On March 21, 2012, the Pacific Santa Ana was accepted and commenced its five-year contract with Chevron while mobilizing to the U.S. Gulf of Mexico. On May 4, 2012, the Pacific Santa Ana completed all necessary activities for commencement of revenue recognition and placing the Pacific Santa Ana into service in the U.S. Gulf of Mexico.

On April 6, 2012, Total exercised its option to extend the Pacific Scirocco contract period to two years. The contract also provides for one successive one-year option and a further two-year option, with escalating dayrates for the option periods.

On April 27, 2012, the Company secured a letter of award with a major oil company for a long term commitment on the Pacific Sharav. The Company is not permitted to disclose any further details until a formal drilling contract is signed. In addition, there can be no assurance that the letter of award will result in a firm contract.

Our Senior Unsecured Bond Offering

In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due in 2015 (the “Senior Unsecured Bonds”) to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23 of each year and mature on February 23, 2015. See Note 5 to the unaudited condensed consolidated financial statements.

Newbuild Order

On March 16, 2012, we entered into an additional contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship, which is expected to be delivered to us at the shipyard in the second quarter of 2014. We expect the total cost for our seventh drillship, including commissioning and testing and other costs but excluding capitalized interest, to be approximately $600 million. The construction contract for the seventh drillship also includes an option, valid until June 15, 2012, for an eighth newbuild drillship on the same terms and conditions as those for the seventh drillship.

Letter of Credit Facility

On April 19, 2012, the temporary SBLC facilities for the Pacific Bora and the Pacific Scirocco were each replaced by a Letter of Credit Facility and Guaranty Agreement. See “Financial Information—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Indebtedness—Temporary Import Bond Facilities.” As a result of securing these facilities, the company was able to release approximately $126 million of restricted cash collateral to cash and cash equivalents.

Termination of Quantum Pacific Put Option Guarantee

On April 24, 2012, the Quantum Pacific Group TPDI Put Option Guarantee was terminated and the Quantum Pacific Group was released from its obligations thereunder. In connection with the termination and release of the TPDI Put Option Guarantee, we were released from our obligation to pay the Quantum Pacific Group a fee of 0.25% per annum on the outstanding borrowings on the Project Facilities Agreement and the related agreement was terminated.

General Industry Trends and Outlook

Although we are primarily focused on the ultra-deepwater market, which we define as greater than 7,500 feet of water depth, our drillships can operate in water depths as shallow as 1,000 feet, so we may also compete to provide services at shallower depths than ultra-deepwater.

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.

Drilling Rig Supply

Offshore drilling contractors placed 5 shipyard orders to build additional ultra-deepwater semi-submersibles and drillships in the first quarter of 2012. We estimate there are approximately 48 ultra-deepwater rigs delivered or scheduled for delivery between April 2012 and the end of 2014, 38 of which have not yet been announced as contracted to customers. Rigs to be delivered in 2012 and 2013 have already been ordered and supply of ultra-deepwater units for 2012 and 2013 can be reasonably estimated based on information about the orders placed and the time required to complete construction. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of deepwater exploration and development spending by oil and gas companies, which is influenced by a number of factors. Deepwater and ultra-deepwater projects are generally more expensive and longer lasting than shallow water programs, which reduces the exposure of dayrates and utilization to short-term oil price fluctuations. Expectations about future oil and natural gas prices have historically been a key driver for exploration and development spending. Additionally, the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater exploration and production versus other areas and advances in drilling technology also affect our customers’ drilling programs.

The first quarter of 2012 saw oil and global non-U.S. natural gas prices, as well as future price expectations, continue above the levels needed for sufficient return on investment for our clients. While questions remain regarding global economic stability, first quarter GDP growth remained positive for key emerging markets and North America. Both tendering activity and deepwater exploratory success continued, most notably in Angola, and there were no material adverse changes to access or regulations worldwide.

Supply and Demand Balance

These factors resulted in a tight supply-demand balance for ultra-deepwater rigs in the first quarter of 2012, with rising dayrates and near 100% utilization. While we believe that these trends will continue to benefit us and that the demand for ultra-deepwater rigs will continue to meet or exceed supply, our markets may be adversely affected by industry conditions that are beyond our control. For more information on this and other risks to our business and our industry, please read “Risk Factors” in our 2011 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of May 24, 2012, our contract backlog was approximately $2.2 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana under firm contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. In addition, our contracts customarily provide for termination at the election of the customer with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our contract backlog as of May 24, 2012, are as follows:

Rig	Contracted Location	Customer	Contract Backlog(c)	Contractual Dayrate	Average Contract Backlog Revenue Per Day(c)		Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$452,289,000	$474,700	$549,000		August 26, 2011	3 years	(a)
Pacific Scirocco	Nigeria	Total	$307,490,000	$474,750	$518,000	(e)	December 31, 2011	2 years	(b)
Pacific Mistral	Brazil	Petrobras	$487,353,000	$458,000	$493,000		February 6, 2012	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$915,583,000	$467,500	$509,000		March 21, 2012(d)	5 years

(a)	Contract also provides for two successive un-priced one-year options.
(b)	The initial primary term of the Pacific Scirocco was one year. On April 6, 2012, Total exercised its option to extend the Pacific Scirocco contract period to two years. The contract also provides for one successive one-year option and a further two-year option, with escalating dayrates for the option periods.
(c)	Rounded to the nearest $1,000. Based on signed drilling contracts.
(d)	On March 21, 2012, the Pacific Santa Ana was accepted and commenced its five-year contract with Chevron while mobilizing to the U.S. Gulf of Mexico. On May 4, 2012, the Pacific Santa Ana completed all necessary activities for commencement of revenue recognition and placing the Pacific Santa Ana into service in the U.S. Gulf of Mexico.
(e)	Average contract backlog revenue per day for the Pacific Scirocco is calculated by dividing the contract backlog revenue over the remaining number of days committed under the two year contract. Revenues earned and incremental costs incurred directly related to contract preparation and mobilization along with reimbursements received for capital expenditures are deferred and recognized over the primary term of the drilling contract. As a result, deferred revenue and deferred mobilization costs of the Pacific Scirocco will be recognized over the initial one year primary term of the contract. Consequently, average contract backlog revenue per day is approximately $586,000 through December 31, 2012. On January 1, 2013 through the end of the two year contract period, the average contract backlog revenue per day is $474,750.

On April 27, 2012, the Company secured a letter of award with a major oil company for a long term commitment on the Pacific Sharav. The Company is not permitted to disclose any further details until a formal drilling contract is signed. The revenues associated with the letter of award on the Pacific Sharav have not been included in the Company’s calculation of contract backlog and there can be no assurance that the letter of award will result in a firm contract. Although we currently do not have letters of award or a drilling contract for the Pacific Khamsin or our seventh drillship, we expect that the long-term demand for deepwater drilling capacity in established and emerging basins should provide us with opportunities to contract these two drillships prior to their delivery dates.

Results of Operations

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

The following table provides an analysis of our condensed consolidated results of operations for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011	Change	% Change
	(In thousands, except percentages)
Revenues
Contract drilling	$117,394	$—	$117,394	n/m

Costs and expenses
Contract drilling	(64,911)	—	(64,911)	n/m
General and administrative expenses	(12,440)	(10,513)	(1,927)	18%
Depreciation expense	(22,642)	(140)	(22,502)	16073%

	(99,993)	(10,653)	(89,340)	839%
Loss of hire insurance recovery	23,671	—	23,671	n/m

Operating income (loss)	41,072	(10,653)	51,725	(486)%

Other income (expense)
Equity in earnings of Joint Venture	—	18,955	(18,955)	(100)%
Interest income from Joint Venture	—	495	(495)	(100)%
Interest expense	(19,280)	(305)	(18,975)	6221%
Other income	3,010	230	2,780	1209%

Income before income taxes	24,802	8,722	16,080	184%
Income tax (expense) benefit	(6,457)	372	(6,829)	(1836)%

Net income	$18,345	$9,094	$9,251	102%

Revenues. Revenues were $117.4 million for the three months ended March 31, 2012, compared to $0 for the three months ended March 31, 2011. Contract drilling revenue for the months ended March 31, 2012 included $19.3 million in amortization of deferred revenue. We did not begin to recognize revenues until the Pacific Bora commenced drilling operations in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron. The increase in revenues during the three months ended March 31, 2012 also reflects the Pacific Scirocco entering service in Nigeria on December 31, 2011 under a contract with an initial one-year primary term with Total and the Pacific Mistral entering service in Brazil on February 6, 2012 under a three-year contract with Petrobras. During the three months ended March 31, 2012, our operating fleet of three drillships achieved an average revenue efficiency of 88.9%. Revenue efficiency is defined as actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period. During its first 55 days of operations, the Pacific Mistral suffered several days of unplanned downtime due to subsea equipment design issues. The Pacific Bora and the Pacific Scirocco delivered revenue efficiency levels in excess of industry expectation of 90% for a newbuild’s first six months of operations despite similar equipment issues. We have now upgraded all of our blowout preventers (“BOP”) to fully address this design weakness, with the complete support of the original equipment manufacturer. The BOP issues experienced during the three months ended March 31, 2012 reduced our average quarterly revenue efficiency by more than 5%.

Contract drilling costs. Contract drilling costs were $64.9 million for the three months ended March 31, 2012, compared to $0 for the three months ended March 31, 2011. Direct rig related operating expenses were approximately $45.0 million and shore-based and other support costs were approximately $5.2 million. Rig operating expenses for the Pacific Mistral and the Pacific Scirocco were adversely affected by the start-up costs inherent to the first few months of operations for a new drillship including incremental costs for the upgrade of our BOPs. Additionally, contract drilling costs included $14.7 million in amortization of deferred mobilization costs.

General and administrative expenses. General and administrative expenses were $12.4 million for the three months ended March 31, 2012, compared to $10.5 million for the three months ended March 31, 2011. The increase in general and administrative expenses for the three months ended March 31, 2012 was largely due to approximately $2.1 million in legal fees related to our Project Facilities Agreement.

Depreciation expense. Depreciation expense was $22.6 million for the three months ended March 31, 2012, compared to $0.1 million for the three months ended March 31, 2011. The increase in depreciation expenses was primarily due to placing the Pacific Bora, the Pacific Mistral and the Pacific Scirocco into service, which resulted in the commencement of the depreciation of the drillships. We did not record depreciation expense related to our drillships for the three months ended March 31, 2011 because our drillships had not yet been placed into service.

Loss of hire insurance recovery. Income from loss of hire insurance recovery was $23.7 million for the three months ended March 31, 2012, compared to $0 for the three months ended March 31, 2011. As part of our hull and machinery policy, we maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure resulting in a downtime event and extends for 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy and resulted in loss of hire recoveries of $18.5 million in the second half of 2011. During the three months ended March 31, 2012, we received further proceeds under the policy that resulted in total cumulative loss of hire insurance recoveries of $42.2 million.

Equity in earnings of the Joint Venture. Equity in earnings of the Joint Venture was $0 for the three months ended March 31, 2012, compared to $19.0 million for the three months ended March 31, 2011. The decrease in equity in earnings of TPDI was due to the TPDI Transfer on March 30, 2011. Neither the Company nor any of its subsidiaries currently owns any interest in TPDI and, following the transfer, the results of operations of TPDI are no longer included in our financial results.

Interest income from TPDI. Interest income from TPDI was $0 for the three months ended March 31, 2012, compared to $0.5 million for the three months ended March 31, 2011. The decrease in interest income from TPDI was due to the TPDI Transfer on March 30, 2011, which included assignment of notes receivable from TPDI. As such, no interest income from TPDI was recorded in our financial results beginning in the second quarter of 2011.

Interest expense. Interest expense was approximately $19.3 million for the three months ended March 31, 2012, compared to $0.3 million for the three months ended March 31, 2011. The increase in interest expense was primarily due to interest expensed on borrowings under our Project Facilities Agreement after the Pacific Bora, the Pacific Mistral and the Pacific Scirocco were placed into service. We did not recognize any interest expense for the three months ended March 31, 2011 because we capitalize interest costs incurred on new borrowings attributable to qualifying new construction until all the activities necessary to prepare the qualifying asset for its intended use are complete. In February 2012, we completed a private placement of $300 million in 8.25% Senior Unsecured Bonds. Interest on the Senior Unsecured Bonds is capitalized on the Pacific Khamsin, the Pacific Sharav and our seventh drillship at the weighted average cost of the debt during the period of construction. The interest expense incurred during the three months ended March 31, 2011 resulted from a letter of credit fee agreement with Transocean related to TPDI’s compliance with the terms under its bank credit facility.

Other income. Other income was approximately $3.0 million for the three months ended March 31, 2012, compared to $0.2 million for the three months ended March 31, 2011. The increase in other income during the three months ended March 31, 2012 was primarily due to foreign currency gains. Additionally, we recorded income from TPDI management fees of approximately $0.7 million.

Income taxes. Income tax expense was approximately $6.5 million for the three months ended March 31, 2012, compared to an income tax benefit of $0.3 million for the three months ended March 31, 2011. In accordance with generally accepted accounting principles, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the three months ended March 31, 2012 and 2011, our effective tax rate was 26.0 percent and 4.3 percent, respectively. The increase in income tax expense was primarily due to the commencement of drilling operations of the Pacific Bora and the Pacific Scirocco in Nigeria, and the Pacific Mistral in Brazil.

Liquidity and Capital Resources

Liquidity

We believe that our cash on hand and cash flows from operations will provide sufficient liquidity over the next twelve months to fund the Company’s working capital needs, debt repayments, and anticipated capital expenditures, including progress payments for the Company’s ultra-deepwater drillship construction projects. Our ability to meet our long-term liquidity requirements will depend in large part on our future performance, which is subject to many factors beyond our control, as well as our ability to secure additional financing for the Pacific Khamsin, the Pacific Sharav and our seventh drillship.

As of March 31, 2012 and December 31, 2011, we had $269.3 million and $107.3 million, respectively, of cash and cash equivalents. Additionally, as of March 31, 2012 and December 31, 2011, we had $357.5 million and $377.0 million, respectively, of restricted cash that primarily consisted of restricted cash accounts held with financial institutions as security for the borrowings under the Project Facilities Agreement and the Bora and Scirocco temporary SBLC facilities. On April 19, 2012, the temporary SBLC facilities for the Pacific Bora and the Pacific Scirocco were each replaced by a Letters of Credit Facility and Guaranty Agreement. See “—Description of Indebtedness—Temporary Import Bond Facilities.” As a result of securing these facilities, the company was able to release approximately $126 million of restricted cash collateral to cash and cash equivalents.

As the parent company of our operating subsidiaries, we are not a party to any drilling contracts directly and are therefore dependent on receiving cash distributions from our subsidiaries. Surplus cash held in our subsidiaries owning the Pacific Bora, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana, which act as borrowers under the Project Facilities Agreement, is restricted until January 1, 2014 by the Project Facilities Agreement from transfer by intercompany loans and/or dividend payments to us. After January 1, 2014, transfers from these subsidiaries to us are permitted assuming we are in compliance with the provisions of the Project Facilities Agreement. As of March 31, 2012 and December 31, 2011, our borrowing subsidiaries held $1.5 billion in restricted net assets. We do not believe these restrictions will prevent us and other non-borrowing subsidiaries from meeting our respective liquidity needs.

Capital Expenditures and Working Capital Funding

On March 15, 2011, we entered into two contracts with SHI for the construction of our fifth and sixth new advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered to us in the second quarter and third quarter of 2013, respectively. On March 16, 2012, we entered into an additional contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship, which is expected to be delivered to us in the second quarter of 2014. The construction contract for the seventh drillship also includes an option, valid until June 15, 2012, for an eighth newbuild drillship on the same terms and conditions as those for the seventh drillship.

The SHI contracts for the Pacific Khamsin, the Pacific Sharav and our seventh drillship provide for an aggregate purchase price of approximately $1.5 billion for the acquisition of these three vessels, payable in installments during the construction process, of which we have made payments of $150 million through March 31, 2012. We anticipate making payments of approximately $225 million during the remainder of 2012, approximately $797 million in 2013 and approximately $330 million in 2014. We expect the total project cost per vessel, including commissioning and testing and other costs, to be approximately $600 million, excluding capitalized interest. As of March 31, 2012, we have paid $0.2 billion of the total project costs and intend to fund the remaining balance of approximately $1.6 billion with existing cash balances, operating cash flow generation and additional indebtedness, which is uncommitted at this time.

Sources and Uses of Cash

The following table provides an analysis of our cash flow from operating activities for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011	Change
	(in thousands)
Cash flow from operating activities:
Net income	$18,345	$9,094	$9,251
Interest income from Joint Venture	—	(495)	495
Depreciation expense	22,642	140	22,502
Equity in earnings of Joint Venture	—	(18,955)	18,955
Amortization of deferred revenue	(19,296)	—	(19,296)
Amortization of deferred mobilization costs	14,673	—	14,673
Amortization of deferred financing costs	2,861	—	2,861
Deferred income taxes	418	(431)	849
Share-based compensation expense	923	1,726	(803)
Changes in operating assets and liabilities, net	(89,538)	29,910	(119,448)

Net cash (used in) provided by operating activities	$(48,972)	$20,989	$(69,961)

The net cash used in operating activities during the three months ended March 31, 2012 primarily resulted from payments for mobilization and operating expenses and increases in our accounts receivable balance for billings not yet collected. The net cash provided by operating activities during the three months ended March 31, 2011 primarily resulted from collections of accounts receivable.

The following table provides an analysis of our cash flow from investing activities for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(102,115)	$(205,522)	$103,407
Decrease (increase) in restricted cash	19,486	(43,072)	62,558

Net cash used in investing activities	$(82,629)	$(248,594)	$165,965

The decrease in cash used in investing activities primarily resulted from lower amounts of progress payments for our drillships under construction and less spent in capital equipment upgrades during the three months ended March 31, 2012 as compared to the three months ended March 31, 2011. The decrease in restricted cash during the three months ended March 31, 2012 resulted from a release of restricted cash that was collateral for a letter of credit that was cancelled during the first quarter of 2012. The increase in restricted cash during the three months ended March 31, 2011 resulted from the funding of restricted cash collateral accounts required under the Project Facilities Agreement.

The following table provides an analysis of our cash flows from financing activities for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from long-term debt	300,000	84,000	216,000
Deferred financing costs	(6,333)	(3,363)	(2,970)
Proceeds from related-party loan	—	142,205	(142,205)

Net cash provided by financing activities	$293,667	$222,842	$70,825

The increase in cash provided by financing activities for the three months ended March 31, 2012 primarily results from borrowings of $300 million under the Senior Unsecured Bonds (as defined below), which resulted in net proceeds of $293.7 million after deferred financing costs. Proceeds from long-term debt for the three months ended March 31, 2011 resulted from borrowings under the Santa Ana Term Loan. During the three months ended March 31, 2011, we borrowed $142.2 million under a related-party loan agreement. On March 23, 2011, all outstanding related–party loan principal and accrued interest, in the amount of $142.8 million, was converted into equity of our Predecessor.

Letters of Credit

As of March 31, 2012, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling $205.0 million of which $204.2 million relates to our Temporary Import Bond Facilities.

Description of Indebtedness

Project Facilities Agreement. The Project Facilities Agreement includes a Bora term loan, a Mistral term loan, a Scirocco term loan and a Santa Ana term loan (each, a “Term Loan” and, collectively, the “Term Loans”) with maximum aggregate amounts available of $450 million, $500 million, $500 million and $500 million, respectively, that collectively may not exceed $1.8 billion. See Note 5 to the unaudited condensed consolidated financial statements.

8.25% Senior Unsecured Bonds. In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23 and mature on February 23, 2015. See Note 5 to the unaudited condensed consolidated financial statements.

Temporary Import Bond Facilities. As part of the standard Nigerian importation requirements for equipment, we are required to either import the vessel into Nigeria on a permanent basis and pay import duties or apply for a TI permit and put up a bond for the value of the import duties instead. On July 13, 2011, we entered into a temporary Standby Letter of Credit (“SBLC”) facility with Citibank, N.A. to support a Temporary Importation (“TI”) bond for the Pacific Bora as required in Nigeria (the “Bora TI Bond”). On December 6, 2011, we entered into separate temporary SBLC facilities with Citibank, N.A. and Standard Charter Bank to support a TI bond for the Pacific Scirocco as required in Nigeria (the “Scirocco TI Bond”).

On April 19, 2012, the temporary TI SBLC facilities for the Pacific Bora and the Pacific Scirocco were each replaced by a Letter of Credit Facility and Guaranty Agreement. Under the Bora Letter of Credit Facility and Guaranty Agreement (the “Bora LC Facility”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued a LC for the benefit of Citibank Nigeria in the amount of 14,884,342,426 Naira or approximately $94.5 million as of April 19, 2012. This LC provides credit support for the Bora TI Bond that was issued by Citibank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Bora.

Under the Scirocco Letter of Credit Facility and Guaranty Agreement (the “Scirocco LC Facility”), Citibank, N.A., as administrative agent, issuing bank and arranger, has issued a LC for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria in the collective amount of 17,280,837,923 Naira or approximately $109.7 million as of April 19, 2012. These Scirocco LC’s provide credit support for the Scirocco TI Bond that were issued by Citibank Nigeria and Standard Charter Bank Nigeria in favor of the Government of Nigeria Customs Service for the Pacific Scirocco.

Each of the Bora LC Facility and Scirocco LC Facility will expire after a one-year period and will be renewable for additional one-year terms based on the initial contract term of each vessel. In connection with the placement of the Bora LC Facility and the Scirocco LC Facility, our restricted cash deposit obligations were lowered from $50 million and $99 million, respectively, under the temporary TI SBLC facilities to $10.7 million and $12.3 million, respectively, resulting in a release of approximately $126 million of cash collateral. The restricted cash balance required is subject to fluctuations in the US$ to Naira currency exchange rates. In addition to customary fronting fees, the Company is required to pay fees, which are primarily based on 2.5% of the U.S. dollar equivalent of outstanding balances of the Bora LC Facility and Scirocco LC Facility.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and to meet our debt covenant requirements. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 9 to the unaudited condensed consolidated financial statements.

Contractual Obligations

As of March 31, 2012, there have been no material changes from the contractual obligations as previously disclosed in Item 5, “Operating and Financial Review and Prospects—Contractual Obligations” in our 2011 Annual Report, except as noted below:

	Remaining nine months	For the years ending December 31,
Contractual Obligation	2012	2013-2014	2015-2016	Thereafter	Total
	(in thousands)
Long-term debt(a)	$218,750	$437,500	$1,318,750	$—	$1,975,000
Interest on long-term debt(b)	80,248	185,598	48,331	—	314,177
Ultra-deepwater drillships(c)	224,687	1,127,060	—	—	1,351,747

Some of the figures included in these tables are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

(a)	Includes current maturities of long-term debt. In preparing the scheduled maturities of our debt, we assume certain holders of debt under the Project Facilities Agreement will exercise their options to accelerate the maturity date to October 31, 2015. See Note 5 to the unaudited condensed consolidated financial statements.
(b)	Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. Interest has been calculated using the fixed interest rate swap rate of 1.83% for the Bora Term Loan, 1.87% for the Scirocco Term Loan, 1.60% for the Mistral Term Loan and 2.39% for the Santa Ana Term Loan plus an estimated applicable margin for each of the Term Loans of 4.0% to the estimated effective date of the first drilling contract and 3.5% thereafter. Interest on the Senior Unsecured Bonds is calculated at the fixed rate of 8.25%.
(c)	Amounts for ultra-deepwater drillships include amounts due under construction contracts.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our consolidated financial statements, which could be material, if we used different assumptions or estimates. We have discussed the development and selection of our critical accounting estimates with our Board of Directors and the Board of Directors has reviewed the disclosure of our critical accounting estimates. During the three months ended March 31, 2012, we have not made any material changes in accounting methodology.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2011 Annual Report. During the three months ended March 31, 2012, there have been no material changes to the judgments, assumptions and estimates, upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this quarterly report on Form 6-K and in Note 2 to our consolidated financial statements included in our 2011 Annual Report.

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this quarterly report. These risks include the risks that are identified in the “Risk Factors” section of our 2011 Annual Report, and also include, among others, risks associated with the following:

•	our limited operating history;

•	our limited number of assets and small number of customers;

•	competition within our industry;

•	oversupply of rigs comparable to ours or higher specification rigs;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	restrictions on offshore drilling, including the impact of the Deepwater Horizon incident on offshore drilling;

•	strikes and work stoppages could have a material adverse effect on our operations;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	delays and cost overruns in construction projects;

•	our substantial level of indebtedness;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	our need for cash to meet our debt service obligations;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the Foreign Corrupt Practices Act, the United Kingdom’s Anti-Bribery Act or any other anti bribery laws;

•	general economic conditions and conditions in the oil and natural gas industry;

•	effects of new products and new technology in our industry;

•	termination of our customer contracts;

•	our dependence on key personnel;

•	operating hazards in the oilfield services industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from customers;

•	changes in tax laws, treaties or regulations;

•	the volatility of the price of our common shares;

•	our incorporation under the laws of Luxembourg and the limited rights to relief that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

Any forward-looking statements contained in this quarterly report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this quarterly report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this quarterly report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in our 2011 Annual Report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this quarterly report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. See Note 7 and Note 8 to the unaudited condensed consolidated financial statements. As of March 31, 2012, our net exposure to floating interest rate fluctuations on our outstanding debt was $94.4 million based on our total net interest bearing debt of $1,675.0 million less the $1,580.6 million notional principal of our floating to fixed interest rate swaps. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $1.0 million on an annual basis as of March 31, 2012.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2011 Annual Report. There have been no material changes to these previously reported matters during the three months ended March 31, 2012.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition or results of operations. As of the date hereof, we are not involved in any such legal proceedings.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3, “Risk Factors” in our annual report filed on Form 20-F for the year ended December 31, 2011.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Removed and Reserved

None.

Item 5 — Other Information

None.

Item 6 — Exhibits

Exhibit Number	Description

4.1*	Second Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated March 30, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., as the Borrowers, Pacific Santa Ana Ltd., as the Resigning Borrower, Pacific Drilling Limited, as Guarantor, Pacific Santa Ana SARL, as the Acceding Borrower and the arrangers, lenders and agents named therein.

4.2*	Third Amendment and Restatement Agreement in Respect of the Project Facilities Agreement and the Intercreditor Agreement, dated April 19, 2012, among Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana SARL, as the Borrowers, Pacific Drilling Limited, as Guarantor, Pacific Bora Ltd., Pacific Scirocco Ltd., Pacific Drilling Limited, Pacific International Drilling West Africa Limited, Pacific Drilling (Gibraltar) Limited, and Pacific Drilling S.A., as the TI Bond Facility Obligors and the arrangers, lenders and agents named therein.

4.3*	Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Scirocco Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific Drilling S.A. and the arrangers, lenders and agents named therein.

4.4*	Letter of Credit Facility and Guaranty Agreement for Standby Letter of Credit, dated as of April 19, 2012, among Pacific Bora Ltd., Pacific Drilling (Gibraltar) Limited, Pacific Drilling Limited and Pacific Drilling S.A. and the arrangers, lenders and agents named therein.

4.5*	Termination Agreement, dated as of April 19, 2012, among Pacific Drilling (Gibraltar) Limited, Pacific Drilling S.A and Citibank N.A.

4.6*	Termination Agreement, dated as of April 19, 2012, among Pacific Drilling (Gibraltar) Limited, Quantum Pacific International Limited and Citibank N.A.

4.7*	Termination Agreement, dated as of April 24, 2012, among Pacific Drilling (Gibraltar) Limited and Standard Chartered Bank.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: May 31, 2012	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary